Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

June 23, 2015

BY EDGAR

Amit Pande

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Hampshire Thrift Bancshares, Inc.
Form 10-K for the fiscal year ended December 31, 2014
Filed March 16, 2015
File No. 000-17859

Dear Mr. Pande:

On behalf of Lake Sunapee Bank Group, formerly New Hampshire Thrift Bancshares, Inc. (the “Company”), this letter is in response to your letter, dated June 9, 2015 (the “Comment Letter”), to Laura Jacobi, relating to the Company’s annual report on Form 10-K (the “Annual Report”), as filed with the Securities and Exchange Commission (the “Commission”) on March 16, 2015.

For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company, and the numbering below corresponds to the numbering in the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2014

Item 6. Selected Financial Data, page 30

1.	Please tell us how you calculated the asset quality ratios titled non-performing loans to total loans and non-performing assets to total assets. In this regard, it appears you may have transposed the descriptions and the related ratios. Furthermore, in attempting to calculate and disclose the non-performing assets to total assets ratio, it appears you may have used non-performing loans in the numerator rather than non-performing assets. Please explain and revise future filings as necessary.

The Company respectively acknowledges the Staff’s comment, and upon review, confirms that the descriptions of the ratios included in Item 6 were inadvertently transposed. Further, the Company confirms that it inadvertently used non-performing loans in the numerator rather than non-performing assets when calculating

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Securities and Exchange Commission	- 2 -	June 23, 2015

the non-performing assets to total assets ratio. The ratios below have been updated per the Staff’s comments for the periods ended December 31 for the years noted:

	2014	2013	2012	2011	2010
Total non-performing assets	7,578	10,646	17,103	17,961	10,495
Total non-performing loans	7,327	9,303	17,001	16,616	10,420
Total assets	1,503,786	1,423,870	1,270,477	1,041,819	995,054
Total gross loans	1,212,080	1,140,257	912,159	724,083	685,378

Non-performing assets to total assets	0.50%	0.75%	1.35%	1.72%	1.05%
Non-performing loans to total loans	0.60%	0.82%	1.86%	2.29%	1.52%

Additionally, the Company advises the Staff that it will revise future filings to reflect the revised information as set forth above and will also disclose total gross loans and total nonperforming assets in Item 6.

2.	We note your disclosure of the ratio of allowance for loan losses to total loans and the related footnote disclosure explaining that this ratio is not directly comparable from year to year due to acquisition activity in 2012 and 2013. Please revise future filings to enhance this footnote disclosure to include the amount of acquired loans with no related allowance that have been excluded from the ratio. In addition, please tell us how you calculated this ratio for the year ended 2012 as it does not appear that this ratio excludes 2012 acquisition activity of $89,007.

The Company respectfully acknowledges the Staff’s comments and advises the Staff that it will revise future filings to enhance the footnote disclosures within Item 6 to include the amount of acquired loans with no related allowance that have been excluded from the ratio. Further, the Company advises the Staff that the acquired loans as of 12/31/2012 of $89,007 were included in total loans when calculating the ratio of allowance for loan losses to total loans. The Company has revised its disclosure and the related ratios as of December 31 for each period presented:

	2014	2013	2012	2011	2010
Originated loans	1,058,789	953,212	813,307	724,083	685,378
Total allowance less overdraft protection reserve	9,249	9,733	9,909	9,113	9,841
Allowance for loan losses to total originated loans	0.87%	1.02%	1.22%	1.26%	1.44%

3.	Please tell us how you calculated the ratio of non-performing loans to total allowance for each period presented. In this regard, it appears you have included accruing TDRs in the non-performing loan balance when calculating this ratio which is inconsistent with your disclosure of non-performing loans elsewhere in the Form 10-K such as that on page 30. Please explain and revise future filings as necessary to consistently define and present non-performing loans in all disclosures and related ratios.

Securities and Exchange Commission	- 3 -	June 23, 2015

The Company respectfully acknowledges the Staff’s comment and advises the Staff that accruing TDRs were incorrectly included in the non-performing loan balance when calculating the ratio of non-performing loans to total allowance. The Company has revised its disclosure and the related ratios as of December 31 for each period presented:

	2014	2013	2012	2011	2010
Total allowance less overdraft protection reserve	9,249	9,733	9,909	9,113	9,841
Total non-performing loans	7,327	9,303	17,001	16,616	10,420
Non-performing loans to total allowance	79.22%	95.58%	171.57%	182.33%	105.88%

Further, the Company advises the Staff that it will revise future filings to reflect the revised information as set forth above and to consistently define non-performing loans throughout its disclosure.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

4.	We note that the Report of Independent Registered Public Accounting Firm on page 58 identifies the 2013 COSO framework as the version that was used to perform your assessment as required by Item 308(a)(2) of Regulation S-X, while the Report on page F-1 references the 1992 version. Please tell us the framework you used – i.e., whether you used the 1992 Framework or the Update Framework issued in 2013, and confirm that you will revise future filings to include reports that identify the version of the COSO Integrated Framework you used in the assessment.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that its independent registered public accounting firm, Shatswell, MacLeod & Company P.C., used the 2013 COSO Framework to perform the assessment as required by Item 308(a)(2) of Regulation S-X. The Company further advises the Staff that it will revise future filings to identify the version of the COSO Integrated Framework used in the assessment.

Notes to Consolidated Financial Statements

Note 4. Loans receivable, page F-22

5.	We note your tables beginning on page F-28 presenting a summary of credit impaired loans acquired through the mergers with Central Financial Corporation and The Nashua Bank as of the dates indicated and your related accounting policy on page F-9. Please explain how you calculated the contractually required payments receivable, cash flows expected to be collected and the fair value of these purchased credit impaired loans at acquisition and in subsequent periods for purposes of this disclosure. Specifically address how you determined the contractually required payments receivable, the cash flows expected to be collected and the fair value of the purchased credit impaired loans acquired to be the same. Please include the authoritative literature relied upon to support your conclusion and the aforementioned disclosures.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that upon further review of the disclosure requirements in ASC 310-30-50-2, it has determined that the tables beginning on page F-28, which present a summary of credit impaired loans acquired through the mergers with Central Financial Corporation and The Nashua Bank, were not required to be presented “as-of” for the 2014 period as they relate to information at the time of acquisitions and were disclosed during the related periods. Further, the contractually required payments receivable and cash flows expected to be collected represented the fair value of purchased credit impaired loans acquired. The Company has disclosed the contractually required payments

Securities and Exchange Commission	- 4 -	June 23, 2015

as the receivable value at acquisition without inclusion of future interest income. The Company has determined revising expected cash flow would have an immaterial impact on prior filings and will revise the methodology for future filings to be consistent with guidance in ASC 310-30-50-2.

The Company further advises the Staff that it will revise future filings to present the required information pertaining to credit impaired loans in accordance with ASC 310-30-50-2, and that it will continue to review its accounting policies related to acquired credit impaired loans to ensure they are appropriate under the circumstances and will revise the summary of such policies in future filings as deemed appropriate.

6.	As a related matter, considering the guidance in ASC 310-30-50-2 through ASC 310-30-50-3, please revise future filings to include the following as it relates to the credit impaired loans acquired through mergers with Central Financial Corporation and The Nashua Bank:

•	The outstanding balance (see paragraph 310-30-50-3) and related carrying amount at the beginning and end of each period presented; and

•	The amount of accretable yield at the beginning and end of the period, reconciled for additions, accretion, disposals of loans, and reclassifications to or from the nonaccretable difference during each period presented.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will incorporate the above mentioned disclosures related to ASC 310-30-50-2 through ASC 310-30-50-3, as they relate to the acquired loans from Central Financial Corporation and The Nashua Bank, in future filings.

*            *             *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Annual Report; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (202) 637-5457 or Richard A. Schaberg at (202) 637-5671. We thank you in advance for your attention to the above.

Sincerely,

/s/ Jaime L. Chase

Jaime L. Chase

cc:	Laura Jacobi, Lake Sunapee Bank Group
Richard A. Schaberg, Hogan Lovells US LLP